EXHIBIT 1
                                                                       ---------



                                  VASOGEN INC.



                           2155 DUNWIN DRIVE, SUITE 10
                              MISSISSAUGA, ONTARIO
                                     L5L 4M1
                                     CANADA





                                      2003
                             ANNUAL INFORMATION FORM


                                 APRIL 12, 2004


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                                        i

                             ANNUAL INFORMATION FORM



                                TABLE OF CONTENTS


ITEM 1   COVER PAGE...........................................................1

         FORWARD-LOOKING INFORMATION..........................................2

ITEM 2   INCORPORATION........................................................3

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS..................................3

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS................................4

         1.  INTRODUCTION.....................................................4

         2.  PRODUCTS AND MARKETS.............................................4

                  Celacade(TM) Peripheral Arterial Disease Program............5
                  Celacade(TM) Chronic Heart Failure Program..................5
                  VP025 Drug Development Program..............................6

         3.    QUEST DIAGNOSTICS STRATEGIC ALLIANCE...........................7

         4.    SCIENTIFIC ADVISORY BOARD......................................7

         5.    COMPETITIVE ENVIRONMENT........................................9

         6.    MANUFACTURING .................................................9

         7.    INTELLECTUAL PROPERTY..........................................10

         8.   ROYALTIES.......................................................10

         9.   GOVERNMENT REGULATION...........................................10

                  Europe......................................................10
                  United States...............................................11
                  Canada......................................................11

         10.  HUMAN RESOURCES.................................................12

         11.  FACILITIES......................................................12

         12.  ENVIRONMENTAL MATTERS...........................................12

         13.  RISK FACTORS....................................................12

ITEM 5   SELECTED CONSOLIDATED FINANCIAL DATA.................................19

ITEM 6   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS..........................................20

ITEM 7   MARKET FOR SECURITIES................................................20

ITEM 8   DIRECTORS AND OFFICERS...............................................21

ITEM 9   ADDITIONAL INFORMATION...............................................22

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                                        2


FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements. Forward-looking statements, particularly those concerning anticipated events relating to the development, the clinical trials, regulatory approval and marketing of our products and the timing or magnitude of those events, are inherently risky and uncertain. The factors discussed below and other considerations discussed in the "Risk Factors" section of this annual information form could cause our actual results to differ significantly from those contained in any forward-looking statements.

Specifically, this annual information form and the documents incorporated by reference in this annual information form contain forward-looking statements regarding:

o our plan to continue development of Celacade(TM) for the treatment of chronic heart failure and peripheral arterial disease;

o our plan to further investigate the impact of VP025 on several models of neuro-inflammatory disease;

o our intentions to complete site enrollment and advance patient recruitment in our phase III chronic heart failure clinical trial and phase III peripheral arterial disease clinical trial;

o our intention to seek regulatory approvals in the United States and Canada for our products; and

o our intention to seek corporate alliances to jointly develop and commercialize our immune modulation therapies.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

o difficulties or delays we may experience in the conduct of clinical trials for chronic heart failure and peripheral arterial disease;

o difficulties or delays we may experience in our further investigation of the impact of VP025 on several models of neuro-inflammatory disease;

o    the inability to obtain regulatory approvals for our products;

o difficulties we may experience in completing the development of, and commercializing, Celacade(TM) to address the treatment of chronic heart failure and peripheral arterial disease;

o    acceptance and demand for our products;

o difficulties we may experience in identifying and successfully collaborating with appropriate corporate alliances; and

o the need for additional capital and the effect of capital market conditions and other factors on capital availability.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this annual information form to conform forward-looking statements to actual results.

IN THIS REPORT, "WE," "US," AND "OUR" REFER TO VASOGEN INC. ("VASOGEN" OR "THE COMPANY").

Unless otherwise stated, the information contained herein is at November 30, 2003.

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                                        3


                             ITEM 2 - INCORPORATION

Vasogen Inc. was incorporated under the BUSINESS CORPORATIONS ACT (Ontario) and was continued under the CANADA BUSINESS CORPORATIONS ACT by certificate and articles of continuance dated August 9, 1999. We have one subsidiary, Vasogen Ireland Limited, a corporation wholly owned by Vasogen and incorporated under the laws of Ireland. Vasogen Ireland Limited owns our intellectual property related to our immune modulation therapies and pharmaceuticals.

Our registered office is located at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7 and our principal office is located at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1. We are currently a "reporting issuer" in all of the provinces and territories of Canada. Our telephone number is (905) 569-2265 and our facsimile number is (905) 569-9231. Our Web site is www.vasogen.com. Any information contained on our Web site is not, and will be deemed not to be, incorporated herein by reference. All currency figures herein are in Canadian dollars, unless otherwise noted.

                  ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS

We are focused on the research and commercial development of immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, Celacade(TM) (immune modulation therapy) is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells (APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. We are also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

We manage the development and manufacture of our products for use in preclinical and clinical research and we continue to advance our product development program to support future commercial scale production. Patent applications are filed to protect our products and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our immune modulation therapies to the treatment of a number of disease indications. We have 14 U.S. patents, 122 patents granted in other jurisdictions, and 172 patent applications pending worldwide.

We intend to commercialize our technology through licensing agreements with established healthcare companies. On November 6, 2001, we entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey regarding the establishment of an outpatient services delivery model to support the commercialization of Celacade(TM) in the United States on an exclusive basis. See "Quest Diagnostics Strategic Alliance."

Over the past three fiscal years, we have raised approximately $84.4 million in net proceeds from the issuance of equity securities to investors including Quest Diagnostics, and through the exercise of options and warrants. Our common shares (the "Common Shares") are listed on the Toronto Stock Exchange under the symbol "VAS" and on the NASDAQ National Market under the symbol "VSGN".


                          VASOGEN DEVELOPMENT PIPELINE

PRODUCT CANDIDATE          INDICATION                         DEVELOPMENTAL STAGE
Celacade(TM)               Peripheral Arterial Disease        Pivotal phase III clinical trial*
Celacade(TM)               Chronic Heart Failure              Pivotal phase III clinical trial*
VP025                      Neuro-inflammatory Diseases        Preclinical

*Pivotal phase III clinical trials are multi-center studies undertaken to confirm the efficacy of a therapeutic intervention in large patient groups.

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                 ITEM 4 - NARRATIVE DESCRIPTION OF THE BUSINESS


1.       INTRODUCTION

We are focused on the research and commercial development of immune modulation therapies for the treatment of cardiovascular, neurological, and other chronic inflammatory diseases. Our lead product, Celacade(TM), is currently in phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Celacade(TM) up-regulates the expression of cell surface molecules that interact with specific receptors on antigen presenting cells
(APCs) to modulate the production of cytokines - potent chemical messengers that initiate and control inflammation. We are also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. VP025, the first product candidate from this new class of drugs, is in preclinical development for the treatment of neuro-inflammatory disorders.

2.       PRODUCTS AND MARKETS

Celacade(TM) is in phase III clinical development for the treatment of chronic heart failure and peripheral arterial disease. Celacade(TM) is designed to target the chronic inflammation underlying cardiovascular disease by activating the immune system's physiological anti-inflammatory response to cells undergoing apoptosis. Celacade(TM) is administered to the patient once per month as a brief outpatient procedure. During the treatment, a small sample of a patient's blood cells is drawn into our single-use disposable cartridge, exposed to controlled oxidative stress utilizing our proprietary medical device technology, and then administered to the patient intramuscularly. Oxidative stress is known to induce cell apoptosis.

During apoptosis, certain molecules normally expressed only on the inner bilayer of cell membranes, including phosphatidylserine (PS) molecules, move to the cell surface. The exposed PS molecules then interact with specific PS receptors on the surface of antigen presenting cells (APCs) of the immune system, including macrophages and dendritic cells. The interaction with macrophages leads to an up-regulation in the production of the anti-inflammatory cytokines IL-10 and TGF-a. Dendritic cells that interact with apoptotic cells remain immature and, in the presence of anti-inflammatory cytokines such as IL-10 and TGF-a, cause the differentiation of some naive T cells to regulatory T cells. These traffic through the tissues and inhibit inflammatory cells such as T1 cells by a process that includes cell-cell interaction and the production of anti-inflammatory cytokines by the regulatory T cells. The end result is a reduction in tissue levels of inflammatory cytokines such as TNF-a, IL-6, IFN-A, and IL-1a, and a down-regulation of chronic inflammation.

Celacade(TM) is currently in pivotal phase III clinical trials for chronic heart failure (HF) and peripheral arterial disease (PAD). We believe that Celacade(TM) has the potential to become a first-in-class therapy targeting chronic inflammation in cardiovascular disease, addressing unmet medical needs by providing a safe and effective addition to the standard of care. We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials and we believe that successful completion of these clinical trials will enhance the potential for Celacade(TM) to be adopted as part of the standard of care in these conditions. Our phase III clinical trials are designed to support regulatory approvals and market introduction in North America and Europe. Through alliances with established healthcare companies, we plan to establish the sales and marketing capability needed to promote the adoption of Celacade(TM) by cardiologists and other physicians.

We are also developing a new class of phospholipid-based drugs designed to interact with APCs to regulate cytokine levels and control inflammation. This new class of drugs was discovered as a result of basic research concerning the mechanism of Celacade(TM). While Celacade(TM) is designed to exploit the anti-inflammatory immune response resulting from the interaction of apoptotic cells with APCs, our new class of drugs is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that interact with APCs to modulate cytokine levels. VP025, the lead product candidate from this new class of drugs, has been optimized for the treatment of neurological disorders.

NOTE: THE USE OF THE TERM "SIGNIFICANT" OR "SIGNIFICANTLY" WHEN DESCRIBING CLINICAL AND PRECLINICAL RESULTS IN THE FOLLOWING SECTIONS REFERS TO "STATISTICAL SIGNIFICANCE," IN WHICH THERE IS A 5% OR LOWER PROBABILITY THAT THE OBSERVED DIFFERENCE BETWEEN GROUPS ON A CERTAIN OUTCOME MEASURE OCCURED BY RANDOM CHANCE.

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CELACADE(TM) PERIPHERAL ARTERIAL DISEASE PROGRAM

Peripheral arterial disease (PAD) is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. It is now well established that inflammatory pathways are implicated in the development and progression of atherosclerosis. Known risk factors such as aging, obesity, smoking, lack of exercise, and diabetes contribute to the increasing incidence of PAD. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living.

It is estimated that in the United States alone, PAD affects approximately seven million people, with related healthcare costs exceeding $10 billion annually. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD often experience intermittent claudication (pain on walking), a symptom associated with a threefold increase in the incidence of heart attack and stroke. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

We are advancing a pivotal phase III, double-blind, placebo-controlled clinical trial of Celacade(TM) in patients with peripheral arterial disease. Vasogen's SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial is investigating the impact of Celacade(TM) on improving the symptom of intermittent claudication. The trial is being conducted at cardiac and vascular centers throughout the United States and Canada, and is designed to support regulatory approval and marketing in North America and Europe.

The SIMPADICO trial is designed to enroll up to 500 patients with Fontaine stage II disease (symptomatic PAD) who have intermittent claudication. The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance over six months. Maximal treadmill walking distance is the primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. The trial is also investigating the impact of Celacade(TM) on quality of life and PAD-related clinical outcomes.

The Principal Investigator and Chairman of the Steering Committee for Vasogen's SIMPADICO trial is Dr. Jeffrey W. Olin, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York.

The initiation of SIMPADICO was based on results from a double-blind, placebo-controlled phase II clinical trial of Celacade(TM) in patients with moderate to severe PAD. The primary endpoint of this trial, the difference in the proportion of patients having a greater than 50% increase in their initial claudication distance (ICD) at 24 weeks, was met in the per-protocol population (n=81), with significantly more patients who received Celacade(TM) responding compared to placebo (p=0.047). Sub-group analysis of the 69 severe claudication patients in the per-protocol population at nine weeks post treatment showed that 56.3% of the Celacade(TM) patients responded compared to 29.7% of the placebo group (p=0.031).

Celacade(TM) was also shown to be safe and well tolerated, with no treatment-related serious adverse events. Results from this trial were presented at the XV Annual Meeting of the European Society for Vascular Surgery and were published in the EUROPEAN JOURNAL OF VASCULAR AND ENDOVASCULAR SURGERY in 2002.


CELACADE(TM) CHRONIC HEART FAILURE PROGRAM

Chronic heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

In North America alone, heart failure affects more than five million people and is associated with more than 300,000 deaths each year. The cost of medical care, primarily resulting from hospitalization, is estimated to exceed $19 billion annually. These statistics suggest that important pathological mechanisms remain active and unmodified by available therapies, particularly when the disease has reached advanced stages. Chronic inflammation is recognized as an underlying pathology contributing to the development and progression of chronic heart failure.

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                                       6


We are currently advancing the pivotal phase III double-blind, placebo-controlled ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial to further investigate the impact of Celacade(TM) on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. The ACCLAIM trial is being conducted at cardiac centers throughout the United States and Canada, and is designed to support regulatory approval and marketing in North America and Europe.

The primary outcome measure of ACCLAIM is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial, which has been approved to enroll up to 2,016 patients, will conclude when a minimum of 701 outcome events have occurred and all patients have been followed for at least six months.

The Global Principal Investigator and Chairman of the Steering Committee for ACCLAIM is Dr. James B. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure in Cleveland. Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, is Principal Investigator for the U.S. arm of the study. Dr. Jean-Lucien Rouleau, Dean of Medicine, University of Montreal, is Principal Investigator for the Canadian arm of the trial.


The initiation of the ACCLAIM trial was based on the success of our 73-patient double-blind, placebo-controlled phase II trial in advanced chronic heart failure patients conducted at The Cleveland Clinic, Baylor College of Medicine, the Texas Heart Institute, and the University of Montreal. The patients enrolled into this study were receiving stable doses of pharmaceuticals that reflect the standard of care.

The key finding from this clinical trial was a significant reduction in the risk of death (p=0.022; 1 vs. 7 deaths) and all-cause hospitalization (p=0.008; 12 vs. 21 hospitalizations) for patients receiving Celacade(TM) compared to those receiving placebo. In addition to the observed reduction in the risk of major events, there was also an observation that patients receiving Celacade(TM) had significant improvements in key electrocardiogram (ECG) measures. Approximately 50% of patients diagnosed with chronic heart failure experience sudden death due to serious ventricular arrhythmia (irregular heartbeat originating in the ventricles of the heart), which has been linked to specific ECG abnormalities, including an increased QTc interval. The study showed a significant reduction in mean QTc interval of 18 milliseconds (msec) among assessable patients in the active treatment group, compared to an increase of 12 msec in the placebo group, resulting in a significant between-group difference at the end of the study (429+/-45 vs. 463+/-45 msec, n=35, p=0.035). Celacade(TM) was also shown to be safe and well tolerated, with no reports of treatment-related serious adverse events or withdrawals from the trial. The results of the study were presented at the 2002 Scientific Sessions of the Heart Failure Society of America and the American Heart Association.


VP025 DRUG DEVELOPMENT PROGRAM

There are several neurological conditions associated with inflammation in the brain and nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. In each of these conditions there is evidence of increased inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence of neuro-inflammatory diseases and the morbidity and mortality associated with them, they represent a significant medical, social, and financial burden. It is estimated that these neurological conditions affect more than five million people in North America and generate costs of care that exceed US$75 billion annually.

We are developing a new class of phospholipid-based drugs designed to interact with antigen presenting cells (APCs) to regulate cytokine levels and control inflammation. This new class of drugs was discovered as a result of basic research concerning the mechanism of action of Celacade(TM). While Celacade(TM) is designed to exploit the anti-inflammatory immune response resulting from the interaction of apoptotic cells with APCs, our new class of drugs is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules that interact with APCs to modulate cytokine levels.

VP025, the lead product candidate from this new class of drugs, has been optimized for the treatment of neurological disorders. Our preclinical research has shown that the effects of VP025 cross the blood-brain barrier, produce potent

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anti-inflammatory activity, including cytokine modulation, and result in the preservation of the function of specific neural pathways involved in memory and learning.

Preclinical findings, demonstrating the ability of VP025 to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning activity, were presented at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans in November 2003, by Professor Marina Lynch, PhD, and her team from the Department of Physiology of Trinity College, in Dublin, Ireland. This research demonstrated that the inflammation-induced loss of memory function, measured by the ability to sustain long-term potentiation, was significantly (p<0.001) reduced by VP025. This improvement was associated with significant (p<0.05) reductions in inflammatory markers in the hippocampus, the site of memory and learning in the brain, including the stress-activated kinase c-Jun N-terminal kinase (JNK) and the pro-inflammatory cytokine IL-1a. Furthermore, VP025 administration resulted in an increase in the hippocampal levels of the anti-inflammatory cytokine interleukin-4 (p<0.05) in this model. We are also advancing an extensive preclinical research program at leading centers of excellence for neuroscience research, designed to investigate the impact of VP025 on several models of neuro-inflammatory disease, including Parkinson's disease, Alzheimer's disease, and ALS. We expect this research program to provide the basis for advancing VP025 into clinical development.

3.       QUEST DIAGNOSTICS STRATEGIC ALLIANCE

During the year ended November 30, 2001, we entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of Celacade(TM) in the United States on an exclusive basis. The terms of the strategic alliance with Quest Diagnostics are to be finalized prior to the Company filing for FDA approval for Celacade(TM). The Company remains free to pursue marketing arrangements with other parties to augment our relationship with Quest Diagnostics. As part of the agreement, Quest Diagnostics made a US $7.5 million (Cdn $11.9 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

4.       SCIENTIFIC ADVISORY BOARD

We have an independent Scientific Advisory Board ("SAB") to advise Management and the Board of Directors on our scientific, technical, research, development, and commercialization endeavors. Members of the SAB are entitled to an annual honorarium and reimbursement for their reasonable out-of-pocket expenses incurred on Company business, and are eligible to receive stock options. Members of the SAB through their affiliation with universities, hospitals, and other centers of biomedical research may, from time to time, collaborate on or direct independent basic research, preclinical studies, and/or feasibility clinical trials involving our technologies and receive, in connection therewith, professional fees at market rates. The members of our SAB are:

ROBERT ROBERTS, MD, FRCP(C), FACC, Chairman

Dr. Roberts is the new president and CEO of the University of Ottawa Heart Institute, one of Canada's leading institutes in cardiovascular medicine. Dr. Roberts was formerly Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine in Houston, Texas, one of the world's leading centers for cardiovascular care, research, and education. Dr. Roberts is an active clinician and researcher recognized for his groundbreaking research on cardiac creatine kinase (CK-MB), a key diagnostic marker for cardiac injury, as well as for his original contributions to the molecular biology and genetics of heart disease. He and his research team are credited with uncovering the genetic basis for several inherited cardiac disorders. He is the author of more than 600 scientific publications and sits on several key editorial boards. Dr. Roberts has received many honors and awards, including the prestigious American College of Cardiology's 1998 Distinguished Scientist Award. In addition to his contributions to basic research, Dr. Roberts is also well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

STANLEY H. APPEL, MD

Dr. Appel is Professor and Chairman of the Department of Neurology, Director of the Vicki Appel MDA/ALS Clinic, and past-Director of the Alzheimer's Disease Research Center at Baylor College of Medicine in Houston,

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                                        8


Texas. He also serves as the Director of the Jerry Lewis Neuromuscular Research Center. Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis (ALS), also known as Lou Gehrig's disease. Specifically, Dr. Appel focuses on the importance of neurotrophic factors and immune mechanisms, including the role of inflammatory cytokines in these diseases. He has served as an Advisory Board member of the Alzheimer's Disease and Related Disorders Association and as a Council member of the American Society of Neurochemistry. For ten years, he acted as Editor-in-Chief for the journal Current Neurology. Dr. Appel received his medical degree from Columbia College of Physicians and Surgeons and has over 300 scientific publications to his credit.

VALENTIN FUSTER, MD, PhD

Dr. Fuster is the Director of The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Center for Cardiovascular Health at the Mount Sinai School of Medicine in New York, where he is also the Richard Gorlin, MD/Heart Research Foundation Professor. Dr. Fuster is recognized as a leading expert in coronary disease, atherosclerosis, and thrombosis research and has published over 400 articles on these subjects. He is also the Lead Editor of "The Heart," a major textbook on cardiology. Dr. Fuster is past-President of the American Heart Association, a member of the National Heart, Lung, and Blood Institute Advisory Council, and Chairman of the Fellowship Training Directors Program of the American College of Cardiology. Dr. Fuster has received the Andreas Gruntzig Scientific Award of the European Society of Cardiology, as well as many awards from both the American College of Cardiology and the American Heart Association. He is the recipient of nine honorary degrees from distinguished universities throughout the world, and received the Principe de Asturias Award of Science and Technology, the highest award to Spanish-speaking scientists from the son of the King and Queen of Spain. Recently, Dr. Fuster was elected as a member of the Institute of Medicine of the National Academy of Sciences, and was appointed President-Elect of the World Heart Federation. In 2003, Dr. Fuster received the "Gold Heart Award," the American Heart Association's highest award.

RICHARD G. MARGOLESE, MD, FRCS(C)

Dr. Margolese is the Herbert Black Professor of Surgical Oncology at McGill University and the Director of the Department of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal. Internationally recognized for his leadership in both cancer research and treatment, he is the author of numerous important scientific publications and has served on the review and editorial boards of most major oncology journals. Dr. Margolese has served as Chairman of the Treatment Committee of the Breast Cancer Task Force at the National Cancer Institute (U.S.A.), and he is the Chairman of the Surgical Committee at the National Surgical Adjuvant Breast Project, a position he has held for the past 20 years. He has served as President of the National Cancer Institute of Canada, as Chairman of Cancer 2000, a Federal and Provincial Task Force on Cancer Control, and as Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese is the recipient of numerous awards, including the Order of Canada and the R.M. Taylor medal of the Canadian Cancer Society.

RICHARD G. MILLER, PhD, FRSC

Dr. Miller is Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984 to 1990) of the Department of Immunology at the University of Toronto. He is a past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. As an internationally recognized scientist and leader in the field of immunology, he has received many honors, including being invited as a visiting scientist to many of the world's leading immunology centers. He is the author of over 150 publications and numerous book chapters and has been a member of the editorial board of several key scientific journals in the areas of immunology and cancer. Dr. Miller is a gold medal graduate in Physics from the University of Alberta and was awarded his PhD at the California Institute of Technology.

MILTON PACKER, MD

Dr. Packer is Dickinson W. Richards Jr. Professor of Medicine, Professor of Pharmacology, and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center in New York City. One of the leading experts in the pathophysiology and treatment of heart failure, Dr. Packer has made significant contributions to heart failure research and has been instrumental in the introduction of a number of new treatments. The author of more than 200 papers, he has won numerous honors for teaching and has lectured around the world, including a number of prestigious named lectureships, on the treatment of heart failure. He has served, or currently serves, on the editorial

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boards of many major medical journals, including Circulation and Journal of the
American College of Cardiology. He has also been elected to a number of societies, including the American Society for Clinical Investigation. He is currently on the executive committees of both the American Heart Association and the American College of Cardiology and is past-President of the Heart Failure Society of America. Dr. Packer is a primary consultant to the National Institutes of Health and the Food and Drug Administration on the management of heart failure and on matters related to cardiovascular research and drug development and health care policy.

FRED S. ROSEN, MD

Dr. Rosen is President of the CBR Institute for Biomedical Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School. He is internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Dr. Rosen's extensive scientific leadership in immunology has led to fundamental insights into the mechanisms by which immune responses are initiated. His work has been widely published in premier scientific journals, such as Science, Nature, and The New England Journal of Medicine, where his immunology review articles are considered classics. Dr. Rosen has been elected as an honorary member to scientific societies in many countries. He is a Membre d'Honneur for Life of the French Society of Immunology and is the recipient of numerous honorary designations, including Distinguished Visiting Scholar at Christ's College, Cambridge University, England. He is also active in several scientific societies and is past-Chairman of the Scientific Advisory Committee of the Clinical Research Center, Children's Hospital, Boston, and the World Health Organization's Expert Scientific Committee on Primary Immunodeficiency.

DAVID WOFSY, MD

Dr. Wofsy is Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco. He also serves as Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies in the treatment of this very common group of diseases. Much of Dr. Wofsy's research has been on systemic lupus erythematosus
(SLE), an autoimmune disease, where he was the first to demonstrate the key pathological role of CD4+T cells in a standard animal model of this disease. His most recent research has extended to additional novel methods for blocking T cell activation. These approaches are currently in clinical trials. He is the author of numerous key publications and book chapters and serves on the editorial and advisory boards of several major immunology journals. He has received many distinguished awards and his visiting professorships include Harvard University and the National Institutes of Health.

5.       COMPETITIVE ENVIRONMENT

The pharmaceutical, medical device, and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical as well as specialized biotechnology companies, are engaged in activities focused on similar medical conditions to those targeted by us. Many of these companies have substantially greater financial and other resources, larger research and development staff, and more extensive marketing and manufacturing organizations than we do. Many of these companies have significant experience in preclinical testing, human clinical trials, product manufacturing, marketing and distribution, and other regulatory approval procedures. In addition, colleges, universities, government agencies, and other public and private research organizations conduct research and may market commercial products on their own or through joint ventures. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. These institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

6.       MANUFACTURING

We maintain a quality system that is registered to EN46001 and ISO13485. These quality system registrations are necessary to support regulatory approvals (see "Government Regulation"). For entry into the U.S. market, the Company is also ensuring the necessary compliance of its own quality system to the FDA Quality System Regulation

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                                       10


("QSR"). In addition, Vasogen's medical devices meet the requirements of the European Union Medical Devices Directive 93/42/EEC for CE Marking.

We currently rely upon subcontractors for the manufacture of our device technology. The subcontractors operate quality systems in accordance with ISO9001, EN 46001, ISO13485 and/or the FDA QSR, as necessary. Manufacturing, testing, and maintenance of Vasogen's medical devices are verified and validated as appropriate to ensure conformance to defined specifications.

7.       INTELLECTUAL PROPERTY

Because of the substantial length of time and expense associated with developing new products, the pharmaceutical, medical device, and biotechnology industries place considerable importance on obtaining patent protection for new technologies, products, and processes. Our policy is to file patent applications to protect inventions, technology, and improvements that are important to the development of our business and with respect to the application of our immune modulation therapies to the treatment of a number of disease indications. We seek patent protection in various commercial jurisdictions of the world. We have 14 U.S. patents, 122 patents granted in other jurisdictions, and 172 patent applications pending worldwide. We will continue to seek intellectual property protection as appropriate.

We require our employees, consultants, members of the SAB, outside scientific collaborators, and sponsored researchers to enter into confidentiality agreements with us that contain assignment of invention clauses outlining ownership of any intellectual property developed during the course of the individual's relationship with us.

8.       ROYALTIES

We have granted royalties to unrelated third parties on gross amounts receivable by us on future commercial sales of our products, comprising 1.5% on all sales to a maximum of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of Celacade(TM) to a maximum royalty of $5.0 million per annum. To date, no royalties are or have been due or payable.

9.       GOVERNMENT REGULATION

Before medical products can be distributed commercially, a submission providing detailed information must be reviewed and approved by the applicable government or agency in the jurisdiction in which the product is to be marketed. The regulatory review and approval process varies from country to country. Similarly, we are also subject to separate regulations where we conduct clinical trials. We are pursuing pre-market approvals and comply with clinical study requirements in a number of jurisdictions; namely, Europe, the United States, and Canada, where activities are being planned or are being conducted by us or on our behalf. We cannot predict or give any assurances as to whether further regulatory approvals will be received or how long the process of seeking regulatory approvals will take.

EUROPE

Medical products that are placed on the market in the European Union ("EU") are subject to one of two mutually exclusive regulatory regimes: either the Medical Devices Directive ("MDD"), Council Directive 93/42/EEC, for medical devices, or the Medicinal Products Directive ("MPD"), Council Directive 65/65/EEC for pharmaceutical products. Our technology for the delivery of Celacade(TM) has been classified as medical devices in the EU.

We are required to demonstrate compliance with the requirements of the MDD 93/42/EEC and affix a CE mark to our medical devices in order to place our medical device products on the market within the member states of the EU, Norway, and Switzerland. On February 2, 2004 we announced that we received CE Mark approval for Celacade(TM) in chronic heart failure; we have previously obtained the CE Mark for Celacade(TM) in peripheral arterial disease. The CE mark attests that our medical device products meet the "essential requirements" of the MDD relating to safety and efficacy. We must also demonstrate our regulatory compliance ("conformity assessment") annually through a qualified third party (a "Notified Body") selected by us. We have demonstrated our regulatory compliance with

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                                       11


these requirements for devices placed in Europe for clinical trials, and our quality system was registered to ISO9001 and EN46001 in February 1998. In addition, our quality system was registered to ISO13485 in August 2001.

We are subject to annual surveillance audits by our Notified Body and are required to report any device-related serious adverse incidents or near-incidents to the appropriate authorities.

To conduct clinical trials of our CE-Marked medical devices, we are required to provide notification to national authorities in most European jurisdictions and may require additional approvals depending on the specific content of the clinical protocol. In addition, before a study can commence at each participating clinical center, the center's ethics review board must approve the clinical protocol and other related documents.

UNITED STATES

In the United States, clinical trials and commercialization of medical devices require the approval of the Food and Drug Administration ("FDA"). We are subject to the regulation of the FDA, as well as state and local authorities. Our medical devices are currently subject to the FDA's Pre-Market Approval ("PMA") process prior to marketing in the United States. The PMA approval process is a multi-step process that requires us to submit to the FDA preclinical, clinical, and design and manufacturing data which we have compiled to demonstrate the safety and effectiveness of our devices for the stated medical indications or uses.

The clinical studies that generate the clinical data for the PMA are subject to regulation under the investigational device exemption ("IDE") regulations. Before clinical studies of our device can begin, an IDE application must be submitted to, and approved by, the FDA. In addition, before a study can commence at each participating clinical center, the center's institutional review board must approve the clinical protocol and other related documents.

During the PMA review process, the FDA will conduct an inspection of the manufacturer's facilities to ensure that the device design and manufacture are in compliance with applicable QSR requirements. The QSR requirements mandate that we manufacture our devices and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, and control activities. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA may issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. Only when those conditions have been fulfilled to the satisfaction of the FDA will the agency issue a PMA approval order, authorizing commercial marketing of the device for stated indications. The FDA also has the authority to impose certain post-approval requirements in the PMA approval order. FDA approval can be withdrawn for failure to comply with any post-approval requirements or for other reasons, such as the discovery of significant adverse effects.

CANADA

In Canada, clinical trials and the commercialization of medical products require the approval of Health Canada. The Therapeutic Products Directorate ("TPD") regulates the manufacture and sale of medical devices in Canada. The Canadian Medical Device Regulations are similar to those of the United States and require that clinical studies be conducted to demonstrate the safety and effectiveness of devices prior to marketing. There must also be documented evidence that the devices are developed, manufactured, and produced under current quality system regulations and guidelines in order to ensure the quality of the product made available for sale. Approval of such therapy and technology is a multi-step process, and we are prohibited from promoting or commercializing our products prior to regulatory approval. For any clinical investigation and testing of our products in Canada, authorization by the TPD is required. In addition, before a study can commence at each participating clinical center, the center's institutional review board must approve the clinical protocol and other related documents.

We must manufacture the device under approved quality system conditions and must validate the performance characteristics of the device to ensure that the device performs safely, consistently, and reliably. The TPD has adopted ISO13485 and relies upon accredited registrars to certify manufacturers of medical devices. Vasogen's quality system was registered to ISO13485 in August 2001. Also, manufacturers of marketed devices must be licensed by Health Canada. Licensing is contingent upon successful certification by an accredited registrar.

In addition to the regulatory product approval framework, we are also subject to municipal, provincial, and federal laws governing occupational safety, laboratory practices, the use, handling, and disposition of biological waste, environmental protection, and hazardous substance control. We may be subject to other current and future regulations, including future regulation of the biotechnology industry. We believe we are in material compliance with all such existing regulations.

10.      HUMAN RESOURCES

We have 82 full-time employees. Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

11.      FACILITIES

We lease facilities at 2155, 2150, and 2160 Dunwin Drive, all of which are located in Mississauga, Ontario, Canada L5L 4M1. These leases cover a total of 21,692 square feet. In addition, Vasogen Ireland Ltd. leases premises in Ireland. We continually monitor our facility requirements in the context of our growth and the results of our research and development activities, and we expect these requirements to grow commensurately with our activities.

12.      ENVIRONMENTAL MATTERS

We believe we are in material compliance with applicable environmental protection laws, and we believe that ongoing compliance with applicable environmental protection laws will have no material effect on us. Expenditures for environmental compliance have not been, and are not anticipated to be, material. We are unable to predict what changes may be made to environmental laws in the jurisdictions in which Vasogen may operate in the future, although we anticipates that such laws will likely become more stringent.

13.      RISK FACTORS

Our business entails significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which are applicable to us.

WE WILL REQUIRE ADDITIONAL FUNDS IN OUR BUSINESS.

We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market and establish marketing, sales and distribution capabilities. Our future capital requirements will depend on many factors, including continued scientific progress in our research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within our control. We do not anticipate generating revenues from operations in the foreseeable future, and we have no committed sources of capital.

Adequate funds may not be available when needed or on terms acceptable to us. Insufficient funds may require us to scale back or eliminate some, or all, of our research and development programs or license to third parties products or technologies that we would otherwise seek to develop.

In order to obtain financing, if it is even available, it is likely that we will sell additional common shares or financial instruments that are exchangeable or convertible into common shares. Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable or convertible into common shares. These activities could result in substantial dilution to all our shareholders.

WE ARE A DEVELOPMENT STAGE COMPANY WITH A HISTORY OF LOSSES, WE HAVE NOT RECOGNIZED ANY PRODUCT REVENUES, AND WE MAY NEVER ACHIEVE PROFITABILITY.

Our products are in the development stage and, accordingly, our business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as those related to competition and viable operations management. We have incurred a loss in each year since our inception and have received no cash flow from

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                                       13


operations to date, and there is no assurance that we will have earnings or cash flow from operations in the future. These losses have resulted in, and are expected to continue to cause decreases in, our cash balances, working capital, and shareholders' equity. The future earnings and cash flow from operations of our business are dependent, in part, on our ability to further develop our products. There can be no assurance that we will grow and be profitable.

At November 30, 2003, we had an accumulated deficit of approximately Cdn $113 million. We have not generated revenues from the commercialization of any products. Our net operating losses over the near term and the next several years are expected to continue and increase as a result of the expanded clinical trial activity necessary to support regulatory approval of our products. Costs associated with phase III clinical trials are generally substantially greater than for phase II clinical trials, as the number of clinical sites and patients required is much larger. There can be no assurance that we will be able to generate sufficient product revenue to become profitable at all or on a sustained basis. We expect to have quarter-to-quarter fluctuations in expenses, some of which could be significant, due to expanded research, development, and clinical trial activities.

WE ARE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

Biotechnology, medical device, and pharmaceutical companies operate in a high-risk regulatory environment. The FDA, Health Canada, and other health agencies can be very slow to approve a product and can also withhold product approvals. In addition, these health agencies also oversee many other medical product operations, such as research and development, manufacturing, and testing and safety regulation of medical products. As a result, regulatory risk is normally higher than in other industry sectors.

We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our medical products in Canada, the United States, and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past, or any future, regulatory non-compliance could have a material adverse effect on our business, financial condition, and results of operations.

To date, Celacade(TM) has been regulated by the FDA and Health Canada as a medical device. There can be no assurance that this regulatory status will not change in the future or that additional regulatory bodies beyond the medical device authorities will not have input into the approval of our medical products. If the FDA or Health Canada decides to regulate Celacade(TM) as a drug, biologic, or combination product we could be obligated to conduct additional clinical trials and, in any event, the cost and time required to achieve regulatory approval, if Celacade(TM) is approved at all, could be substantially increased.

There can be no assurance that we will be able to achieve or maintain regulatory compliance with respect to all or any part of our current or future products or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. If we fail to maintain compliance, regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us and our directors, officers, and employees, or require us to make substantial changes to our manufacturing operations. Any such actions could have a material adverse effect on our business, financial condition, and results of operations.

WE DO NOT YET HAVE ALL THE REQUIRED APPROVALS TO MARKET OUR PRODUCT CANDIDATES, AND OUR CLINICAL TRIALS MAY NOT YIELD RESULTS WHICH WILL ENABLE US TO OBTAIN REGULATORY APPROVAL.

We have not completed the development of any products and there can be no assurance that any products will be successfully developed. None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical or medical device product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications. We may never obtain the required regulatory approvals for any of our products. Our immune modulation therapies will require significant additional research and development efforts, including clinical trials, prior to regulatory approval and potential commercialization in the United States and elsewhere. However, there can be no assurance that the results of all required clinical trials will demonstrate that these immune modulation therapies are safe and effective or, even if the results of the clinical trials are considered successful by us, that the FDA will not require us to conduct additional large-scale clinical trials before it will consider approving such therapies for commercial use. Approval or consent by the FDA or other regulatory authorities to commence a clinical trial does not indicate that the device, drug, or treatment being studied can or will be approved. Preparing, submitting, and advancing applications for regulatory

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                                       14


approval is complex, expensive, and time intensive and entails significant uncertainty. We have not completed this process for any of our products.

The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies, and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enroll a large number of patients with the illness under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrollment, or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

There can be no assurance that unacceptable toxicities or adverse side effects will not occur at any time in the course of human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of our products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay, or abort the development of any of our products or, if previously approved, necessitate their withdrawal from the market. Furthermore, there can be no assurance that disease resistance or other factors will not limit the effectiveness of our potential products. Any products resulting from our programs are not expected to be successfully developed or made commercially available in the near term and may not be successfully developed or made commercially available at all.

THE SCIENCE AND TECHNOLOGY UNDERLYING CELACADE(TM) IS RELATIVELY NEW AND
UNPROVEN.

Definitive proof of the precise mechanism of action of a biological response modifier such as immune modulation therapy will require considerably more basic scientific research than we or others have accomplished to date. We have not, nor has any other company, received regulatory approval for, or successfully commercialized, an immune modulation therapy similar to Celacade(TM) . There can be no assurance that the products we are currently developing will be approved by regulatory agencies or that further testing will yield positive results. Should one of our immune modulation therapies prove to have insufficient benefit and/or have an unsafe profile, its development will likely be discontinued.

A SETBACK IN EITHER OF OUR CLINICAL TRIALS IN CELACADE(TM) WOULD LIKELY CAUSE A DROP IN THE PRICE OF OUR COMMON SHARES.

We intend to rely substantially on the exploitation of Celacade(TM) for our future earnings. If Celacade(TM) does not become commercially viable for any reason, we may not achieve profitability and our common share price would likely decline.

WE ARE RELIANT ON OUR KEY PERSONNEL.

The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect the ability of our company to successfully introduce our products and to grow and expand. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition, or results of operations.

OUR INTELLECTUAL PROPERTY MAY NOT PROVIDE MEANINGFUL PROTECTION FOR OUR PRODUCT CANDIDATES. WE MAY INFRINGE OTHERS' PATENTS. PATENT LITIGATION IS TIME CONSUMING AND EXPENSIVE.

We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents covering certain aspects of our immune modulation therapies. Our success may depend, in part, on our ability to obtain patent protection for our products and processes. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a

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                                       15


court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

It is possible that our products or processes will infringe, or will be found to infringe, patents not owned or controlled by us. In addition, because patent applications are often maintained in secrecy and may take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products infringe. If any relevant claims of third-party patents that relate to our products are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses or redesign our products or processes to avoid infringement. There can be no assurance that such licenses would be available at all or on terms commercially reasonable to us or that we could redesign our products or processes to avoid infringement. Litigation may be necessary to defend against claims of infringement, to enforce patents issued to us, or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation, and an adverse result could subject us to significant liabilities to third parties, require disputed rights to be licensed, or require us to cease using such technology.

IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR ADEQUATE REIMBURSEMENT FOR OUR PRODUCTS, OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS WILL BE IMPAIRED.

Government and insurance reimbursements for healthcare expenditures play an important role for all healthcare providers, including physicians, medical device companies, drug companies, medical supply companies, and companies, such as ours, that plan to offer various products and treatments in the United States and other countries in the future. Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers, managed care organizations, and other organizations. In the United States, our ability to have our products and treatments eligible for Medicare or private insurance reimbursement will be an important factor in determining the ultimate success of our products. If, for any reason, Medicare or the insurance companies decline to provide reimbursement for our products and treatments, our ability to commercialize our products would be adversely affected. There can be no assurance that our products and treatments will be eligible for reimbursement.

There has been a trend toward declining government and private insurance expenditures for many healthcare items. Third-party payors are increasingly challenging the price of medical products and services.

If purchasers or users of our products are not able to obtain adequate reimbursement for the cost of using such products, they may forgo or reduce such use. Even if our products and treatments are approved for reimbursement by Medicare and private insurers, of which there can be no assurance, the amount of reimbursement may be reduced at times, or even eliminated. This would have a material adverse effect on our business, financial condition, and results of operations.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available.

COMPETITION IN OUR TARGET MARKETS IS INTENSE, AND DEVELOPMENTS BY OTHER COMPANIES COULD RENDER OUR PRODUCT CANDIDATES OBSOLETE.

The industry that we compete in is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these competitors have substantially greater financial and/or other resources. Our competitors may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations. In addition, there are numerous existing therapies for PAD and chronic heart failure, and others are being developed.

WE RELY ON THIRD PARTIES FOR A VARIETY OF FUNCTIONS AND WE MAY ENTER INTO FUTURE COLLABORATIONS. WE MAY NOT RECEIVE THE BENEFITS THAT WE EXPECT FROM THESE ARRANGEMENTS.

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                                       16


Our strategy for the research, development, and commercialization of our products requires entering into various arrangements with corporate collaborators, licensors, licensees, and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources such third parties will devote to these activities may not be within our control. There can be no assurance that such parties will perform their obligations as expected. There can be no assurance that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. There can be no assurance that we will be able to negotiate collaborative arrangements on favorable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

WE ARE SUBJECT TO EXPOSURE TO PRODUCT LIABILITY CLAIMS.

We face an inherent business risk of exposure to product liability and other claims in the event that the development or use of our technology or prospective products results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant liability exposure. Although we currently carry product liability insurance for clinical trials, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. A product liability claim could have a material adverse effect on our business, financial condition, and results of operations.

WE DO NOT HAVE COMMERCIAL-SCALE MANUFACTURING CAPABILITY, AND WE LACK COMMERCIAL MANUFACTURING EXPERIENCE.

We currently rely upon a single subcontractor for the disposable cartridges and a single subcontractor for the treatment units on which the Celacade(TM) delivery system is based. The establishment of additional or replacement suppliers for certain materials, components, subassemblies, assemblies, or finished products cannot be accomplished quickly, largely due to the regulatory approval systems and the complex nature of the manufacturing processes employed by many suppliers. The failure to obtain sufficient quantities of component materials on commercially reasonable terms could have a material adverse effect on our clinical studies, business, financial condition, and results of operations.

If we are successful in developing the markets for our immune modulation therapies, we would have to arrange for the scaled-up manufacturing of our devices. At the present time, we have not arranged for the large-scale manufacture of these medical devices. There can no assurance that we will, on a timely basis, be able to make the transition from manufacturing clinical trial quantities to commercial production quantities successfully or be able to arrange for contract manufacturing. We believe our contractors will be able to manufacture our medical devices for initial commercialization if the products obtain FDA and other regulatory approval, but we have not yet demonstrated the capability to manufacture the medical devices in commercial quantities. Potential difficulties experienced by us in manufacturing scale-up, including recalls or safety alerts, could have a material adverse effect on our business, financial condition, and results of operations.

The manufacture of our products involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, our products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and other relevant regulatory authorities. For these reasons, we would not be able to replace our manufacturing capacity quickly if we were unable to use our manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure, or other difficulty, or if such facilities are deemed not in compliance with the regulatory requirements and the non-compliance could not be rapidly rectified. Our inability or reduced capacity to manufacture our products would have a material adverse effect on our business, financial condition, and results of operations.

We expect to enter into additional arrangements with contract manufacturing companies in order to meet requirements for our products, or to attempt to improve manufacturing efficiency. If we choose to contract for manufacturing services and encounter delays or difficulties in establishing relationships with manufacturers to produce, package, and distribute our finished products, then clinical trials, market introduction, and subsequent sales of such products would be adversely affected. Further, contract manufacturers must also operate in compliance with the FDA and other regulatory requirements. Failure to do so could result in, among other things, the disruption of product supplies. Our potential dependence upon third parties for the design and/or manufacture of our products may adversely affect our profit margins and our ability to develop and deliver such products on a timely and competitive basis.

WE HAVE LIMITED SALES, MARKETING, AND DISTRIBUTION EXPERIENCE.

We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel, and have a negative impact on our product development efforts. If we contract with third parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

OUR STRATEGIC ALLIANCE WITH QUEST DIAGNOSTICS MAY NOT BE SUCCESSFUL.

On November 6, 2001, we entered into a strategic alliance with Quest Diagnostics regarding the establishment of an outpatient services delivery model to support the commercialization of Celacade(TM) in the United States on an exclusive basis. The terms of this strategic alliance have not yet been finalized. The success of the strategic alliance will depend in part on the resources Quest Diagnostics invests in it. While we believe that Quest Diagnostics will have sufficient economic motivation to commit the resources necessary to make the strategic alliance successful, there can be no assurance that our strategic alliance will be successful. Should we not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, our business may be adversely affected.

TWO OF OUR DIRECTORS' RELATIONSHIPS WITH QUEST DIAGNOSTICS COULD CREATE A CONFLICT OF INTEREST.

Certain of the directors and officers of our Company are also directors and officers of other companies. One of our directors is also President, Chief Operating Officer, and a director of Quest Diagnostics. Quest Diagnostics has announced that this individual will become Chief Executive Officer of Quest Diagnostics before its next annual meeting of shareholders in May 2004. In addition, our Chairman is also a director of Quest Diagnostics. Consequently, there exists the possibility for such directors and officers to be in a conflict of interest position. Any decision made by any of such directors and officers involving our Company is subject to their duties and obligations to deal fairly and in good faith with our Company and such other companies.

In addition, each of our directors is required to declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.

IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

We do not believe that we have the required clinical data and results to successfully market our product candidates in any jurisdiction; future clinical or preclinical results may be negative or insufficient to allow us to successfully market any of our product candidates; and obtaining needed data and results may take longer than planned, and may not be obtained at all.

Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors, including demonstration of clinical effectiveness and safety; the potential advantages of our products over alternative treatments; the availability of acceptable pricing and adequate third-party reimbursement; and the effectiveness of marketing and distribution methods for the products. If our products do not gain market acceptance among physicians, patients, and others in the medical community, our ability to generate significant revenues from our products would be limited.

WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our common shares could decline.

OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIAL, WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

Although we do not currently manufacture commercial quantities of our products, we produce limited quantities of such products for our clinical trials. Our research and development processes involve the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

Our insurance may not provide adequate coverage with respect to environmental matters.

ENVIRONMENTAL REGULATION COULD HAVE A MATERIAL ADVERSE EFFECT ON THE RESULTS OF OUR OPERATIONS AND OUR FINANCIAL POSITION.

We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

                  ITEM 5 - SELECTED CONSOLIDATED FINANCIAL DATA


The following selected consolidated financial data, for the last three completed financial years ended November 30, 2001, 2002, and 2003, is derived from our audited consolidated financial statements. All amounts are in thousands of Canadian dollars except for per share data.

                                                  YEARS ENDED NOVEMBER 30,

                                               2003         2002         2001

                                             (audited)    (audited)    (audited)

EXPENSES:
---------

Research and development                   $  21,730    $  12,675    $   9,208
General and administration                    10,250        7,542        7,304
Foreign exchange loss (gain)                   1,111          267          (58)

Loss before the undernoted                   (33,091)     (20,484)     (16,454)

Investment income                              1,143          977        2,065

Loss for the period                          (31,948)     (19,507)     (14,389)
Deficit, beginning of period                 (81,167)     (61,660)     (47,271)
Deficit, end of period                      (113,115)     (81,167)     (61,660)
Basic and fully diluted loss per share         (0.57)       (0.40)       (0.32)


                                                  YEARS ENDED NOVEMBER 30,

                                               2003         2002         2001

                                             (audited)    (audited)    (audited)

BALANCE SHEET
-------------

Total assets                                  68,783       48,836       44,769
Cash and marketable securities                60,085       42,715       39,528
Shareholders' equity                          62,465       45,506       41,374

                                                  QUARTERLY RESULTS
                                                  -----------------

                                                               BASIC AND FULLY
                                             LOSS FOR          DILUTED LOSS PER
                                            THE PERIOD         SHARE
                                            ----------         -----

FEBRUARY 28, 2003                            $ (5,428)         (0.10)
MAY 31, 2002                                   (7,335)         (0.14)
AUGUST 31, 2003                                (5,870)         (0.10)
NOVEMBER 30, 2003                             (13,315)         (0.22)

February 28, 2002                            $ (5,028)         (0.11)
May 31, 2002                                   (4,478)         (0.09)
August 31, 2002                                (4,241)         (0.08)
November 30, 2002                              (5,760)         (0.12)

(1)  We are in the development stage and, accordingly, have no revenue.
(2) In March, 2004, we completed a public share offering for gross proceeds of $76.9 million resulting from the issuance of 9,775,000 common shares at a price of $7.92 (US$5.90) per share.

DIVIDEND RECORD AND POLICY

No dividends have been paid to date and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.


    ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Please refer to pages 16 to 23 of our 2003 Annual Report, which are incorporated herein by reference.


                         ITEM 7 - MARKET FOR SECURITIES


Our Common Shares are listed on the Toronto Stock Exchange and the NASDAQ National Market.

                         ITEM 8 - DIRECTORS AND OFFICERS


The names and municipalities of residence of all our directors and officers as at the date hereof, the offices presently held, principal occupations, and the year each director first became a director are set out below. Each director was elected to serve until the next annual meeting or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

-------------------------------------------------------------------------------------------------------------------------------
NAME AND                 POSITION WITH THE COMPANY AND PRINCIPAL         OTHER PUBLIC                    DIRECTOR/OFFICER
RESIDENT (3)             OCCUPATION (4)                                  COMPANY BOARDS                  SINCE
-------------------------------------------------------------------------------------------------------------------------------
WILLIAM R. GRANT (1)     Chairman of the Board and Director of the       Advanced Medical Optics, Inc.   November 1998;
New York, New York       Company and Chairman of Galen Associates        Massey Energy Company           Chairman since March
                                                                         Ocular Sciences, Inc.           2001
                                                                         Quest Diagnostics Incorporated
-------------------------------------------------------------------------------------------------------------------------------
ANDRE BERARD (1)         Director of the Company and Former Chairman     Banque Saradar France           November 2000
Verdun, Quebec           and CEO of National Bank of Canada              BCE Inc.
                                                                         Groupe BMTC Inc.
                                                                         Groupe Saputo Inc.
                                                                         Kruger Inc.
                                                                         Le Groupe Canam Manac Inc.
                                                                         National Bank of Canada
                                                                         Noranda Inc.
                                                                         Societe financiere Bourgie
                                                                         Inc.
                                                                         TransForce Income Fund
-------------------------------------------------------------------------------------------------------------------------------
DAVID G. ELSLEY          President, CEO, and a Director of the Company   Nil                             January 1991
Oakville, Ontario
-------------------------------------------------------------------------------------------------------------------------------
TERRANCE H. GREGG (2)    Director of the Company and Former President    Amylin Pharmaceuticals, Inc.    September 1999
Los Angeles, California  of Medtronic MiniMed                            Ocular Sciences, Inc.
-------------------------------------------------------------------------------------------------------------------------------
BENOIT LA SALLE (1)      Director of the Company and the President and   AFCAN Mining Corporation        January 1997
Montreal, Quebec         Chief Executive Officer of SEMAFO Inc.          ART Research Technologies
                                                                         BioCapital Inc.
                                                                         LMS Medical Systems Inc
                                                                         Pebercan Inc.
                                                                         Pheromone Sciences Corp.
                                                                         SEMAFO Inc.
-------------------------------------------------------------------------------------------------------------------------------
SURYA N. MOHAPATRA (2)   Director of the Company and President and       Quest Diagnostics Incorporated  March 2002
Saddle River, New        Chief Operating Officer of Quest Diagnostics
Jersey                   Incorporated
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
NAME AND                 POSITION WITH THE COMPANY AND PRINCIPAL         OTHER PUBLIC                    DIRECTOR/OFFICER
RESIDENT (3)             OCCUPATION (4)                                  COMPANY BOARDS                  SINCE
-------------------------------------------------------------------------------------------------------------------------------
ELDON R. SMITH           Vice President, Scientific Affairs, and a       BioMax Technologies Inc.        July 1998
Calgary, Alberta         Director of the Company                         Canadian Natural Resources
                                                                         Limited
                                                                         Pheromone Sciences Corp.
-------------------------------------------------------------------------------------------------------------------------------
JOHN C. VILLFORTH (2)    Director of the Company and Former President    EduNeering Inc.                 March 2001
Derwood, Maryland        and Executive Director, Food and Drug Law
                         Institute
-------------------------------------------------------------------------------------------------------------------------------
GEOFREY MYERS            Assistant Secretary of the Company and Senior   N/A                             February 2000
Toronto, Ontario         Partner with Lang Michener LLP
-------------------------------------------------------------------------------------------------------------------------------
MICHAEL MARTIN           Vice President, Marketing and Business          N/A                             June 2001
Montclair, New Jersey    Development of the Company
-------------------------------------------------------------------------------------------------------------------------------
SUSAN LANGLOIS           Vice President, Regulatory and Clinical         N/A                             May 2003
Bolton, Ontario          Affairs, of the Company
-------------------------------------------------------------------------------------------------------------------------------
BERNARD LIM              Vice President, Technology of the Company       N/A                             March 2001
Oakville, Ontario
-------------------------------------------------------------------------------------------------------------------------------
CHRISTOPHER J. WADDICK   Executive Vice President and Chief Financial    N/A                             March 1997
Chatham, Ontario         Officer, Corporate Secretary and Treasurer of
                         the Company
-------------------------------------------------------------------------------------------------------------------------------

Notes:

1.   Member of the Audit Committee of the Board of Directors.
2. Member of the Compensation and Corporate Governance Committee of the Board of Directors.
3.   The Company does not have an executive committee of the Board of Directors.
4. Additional biographical information on the Board of Directors can be found in the Company's 2003 Management Proxy Circular.

The directors and officers of Vasogen as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 1.6% of the issued common shares of the Company.

On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by the above-mentioned regulatory authorities.


                         ITEM 9 - ADDITIONAL INFORMATION


Additional information concerning Vasogen, including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities, and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular dated March 22, 2004. Additional financial information is provided in the consolidated financial statements for the fiscal period ended November 30, 2003. Copies of our Management Proxy Circular and 2003 Annual Report, including the consolidated financial statements, may be obtained upon request from our Corporate Secretary at 2155 Dunwin Drive, Unit 10, Mississauga, Ontario L5L 4M1 and are available on Sedar at www.sedar.com.

We shall provide to any person, upon request to the Secretary of the Company:

(1) when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

         (a) one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

         (b) one copy of our comparative financial statements for our most recently completed fiscal year for which financial statements have been filed, together with the accompanying report of the auditor and one copy of our most recent interim financial statements that have been filed, if any, subsequent to the financial statements for our most recently completed financial year,

         (c) one copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

         (d) one copy of any other document that is incorporated by reference into the preliminary short form prospectus and is not required to be provided under (a) to (c) above; or

(2)      at any other time, one copy of any other document referred to in
         (1)(a), (b),(c), and (d) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not one of our security holders.